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                                   [SPIL LOGO]
                   SILICONWARE PRECISION INDUSTRIES CO., LTD.
          NO. 123, SEC. 3 DA FONG RD., TANTZU, TAICHUNG, TAIWAN R.O.C.
                    TEL: 886-4-2534-1525 FAX: 886-4-2534-6278

                                                               NOVEMBER 23, 2005

                    Re: Siliconware Precision Industries Co., Ltd.
                        Form 20-F for the Year Ended December 31, 2004 File No. 000-30702


Ms. Michele Gohlke
Branch Chief
Ms. Tara Harkins
Staff Accountant
Mr. Kevin Vaughn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Office 3536
Washington, D.C. 20549

Dear Ms. Gohlke, Ms. Harkins, and Mr. Vaughn:

     We refer to your comment letter dated September 23, 2005 (the "COMMENT LETTER") with respect to the above-referenced annual report on Form 20-F (the "FILING") and to the request for the acknowledgement of Siliconware Precision Industries Co., Ltd. (the "COMPANY") regarding certain matters set forth therein. Please note that the addressee of the Comment Letter, Mr. Wen Chung Lin, has retired from the Company. The Company's new Chief Financial Officer is Ms. Eva Chen.

     As Chief Financial Officer and a duly authorized officer of the Company, I hereby acknowledge on behalf of the Company that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

     o comments from the staff (the "STAFF") of the U.S. Securities and Exchange Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
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     o    the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company further understands that the Division of Enforcement has access to all information we provide to the Staff of the Division of Corporation Finance in its review of the Filing or in response to the Staff's comments on the Filing.



                                       Sincerely,


                                       /s/ Eva Chen
                                       -----------------------------------------
                                       Eva Chen
                                       Chief Financial Officer
                                       Siliconware Precision Industries Co. Ltd.